Exhibit 99.1
SEVENTH SUPPLEMENTAL INDENTURE
SEVENTH SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of August 14, 2026 among ASPEN INSURANCE HOLDINGS LIMITED, a Bermuda limited company, as issuer (the “Company”), DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation, not in its individual capacity but solely in its capacity as trustee hereunder (together with its successors and assigns in such capacity, the “Trustee”) and SOMPO INTERNATIONAL HOLDINGS LTD., as guarantor (the “Guarantor”).
W I T N E S S E T H
WHEREAS, the Company heretofore executed and delivered to the Trustee the Base Indenture, dated as of August 16, 2004, to provide, among other things, for the issuance of unsecured debt securities, debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time in one or more series (the “Original Indenture”);
WHEREAS, the Company has heretofore executed and delivered to the Trustee, (i) the Fourth Supplemental Indenture, dated as of June 27, 2019 (the “Fourth Supplemental Indenture”), (ii) the Fifth Supplemental Indenture, dated as of June 13, 2025 pursuant to which the Company’s 5.750% Senior Notes due 2030 (the “Notes”) were established and issued (the “Fifth Supplemental Indenture”) and (iii) the Sixth Supplemental Indenture, dated as of February 24, 2026 (together with the Original Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and this Supplemental Indenture, the “Indenture”);
WHEREAS, the Company desires to supplement the Indenture to add a guarantee of the Notes and the obligations under the Indenture by the Guarantor as provided in Article II of this Supplemental Indenture;
WHEREAS, pursuant to Section 10.1(c) of the Original Indenture, the Trustee, the Guarantor and the Company are authorized to execute and deliver this Supplemental Indenture; and
WHEREAS, all the conditions and requirements necessary to make this Supplemental Indenture, when duly executed and delivered, a valid and legally binding agreement in accordance with its terms and for the purposes herein expressed have been performed and fulfilled.
NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

DEFINITIONS
1.1Defined Terms. As used in this Supplemental Indenture, terms defined in the Original Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof,” “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.
ARTICLE II

GUARANTEES
2.1Guarantees.
(a)The Guarantor hereby guarantees (the “Guarantee”) to each Holder and to the Trustee, successors and assigns (1) the full and punctual payment when due, whether at Stated Maturity, by acceleration, by redemption or otherwise, of all obligations of the Company under the Indenture (including obligations to the Trustee) and the Notes, whether for payment of principal of, interest or premium, if any, on the Notes and all other monetary obligations of the Company under the Indenture and the Notes and (2) the full and punctual performance within applicable grace periods of all other obligations of the Company, whether for fees, expenses, indemnification or otherwise under the Indenture and the Notes (all the foregoing being hereinafter collectively called the “Guaranteed Obligations”). The Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from the Guarantor, and that the Guarantor shall remain bound under this Article II notwithstanding any extension or renewal of any Guaranteed Obligation.
(b)It is the intention of the Guarantor that its Guarantee not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to its Guarantee. To effectuate the foregoing intention, the amount guaranteed by the Guarantor under its Guarantee shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of the Guarantor that are relevant under such laws, result in the Guaranteed Obligations of the Guarantor under its Guarantee not constituting a fraudulent transfer or conveyance. For purposes hereof, “Bankruptcy Law” means Title 11 of the U.S. Code, or any similar federal or state law for the relief of debtors.
2.2Guarantee Absolute.
The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Indenture, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of Holders of the Notes with respect thereto. The liability of the Guarantor under its Guarantee shall be absolute and unconditional irrespective of:
(i)    any lack of validity, enforceability or genuineness of any provision of the Indenture, the Notes or any other agreement or instrument relating thereto;

(ii)    any change in the time, manner or place of payment of, or in any other term of, any or all of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from the Indenture;
(iii)    any release or amendment or waiver of or consent to departure from any other guarantee, for all or any of the Guaranteed Obligations;
(iv)    the absence of any action to enforce same, or any waiver or consent by any Holder with respect to any provisions of the Indenture; or
(v)    any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Company or the Guarantor.
2.3Waiver; Subrogation.
(a)The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to its Guarantee and any requirement that the Trustee, or the Holders of any Notes exhaust any right or take any action against the Company or any other person.
(b)The Guarantor hereby irrevocably waives any claims or other rights that it may now or hereafter acquire against the Company that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under its Guarantee or the Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Trustee, or the Holders of any Notes against the Company, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right. If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the cash payment in full of the Guaranteed Obligations and all other amounts payable under its Guarantee, such amount shall be held in trust for the benefit of the Trustee and the Holders of any Notes and shall forthwith be paid to the Trustee, to be credited and applied to the Guaranteed Obligations and all other amounts payable under its Guarantee, whether matured or unmatured, in accordance with the terms of the Indenture and its Guarantee, or be held as collateral for any Guaranteed Obligations or other amounts payable under its Guarantee thereafter arising. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Indenture and its Guarantee and that the waiver set forth in this Section 2.3 is knowingly made in contemplation of such benefits.
2.4No Waiver; Remedies.
No failure on the part of the Trustee or any Holder of the Notes to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.
2.5Continuing Guarantee; Transfer of Interest.

The Guarantee of the Guarantor is a continuing guarantee and shall (a) remain in full force and effect until payment in full of the Guaranteed Obligations or the Guaranteed Obligations shall have been deemed paid and discharged by defeasance or otherwise pursuant to the terms of the instruments governing the Guaranteed Obligations, (b) be binding upon the Guarantor, its successors and assigns, and (c) inure to the benefit of and be enforceable by any Holder of the Notes, the Trustee, and by their respective successors, transferees, and assigns.
The Guarantee of the Guarantor shall be automatically and unconditionally released and discharged:
(a)if the Guarantor shall consolidate with or merge into the Company; or
(b)if the Company shall consolidate with or merge into the Guarantor;
Each Holder hereby authorizes the Trustee to take all actions to effectuate any release in accordance with the provisions of this Section 2.5.

2.6Reinstatement.
The Guarantee of the Guarantor shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by any Holder of the Notes or the Trustee upon the insolvency, bankruptcy or reorganization of the Company or otherwise, all as though such payment had not been made.
ARTICLE III

MISCELLANEOUS PROVISIONS
3.1Effectiveness of this Supplemental Indenture. This Supplemental Indenture will become effective upon the occurrence of the Closing.
3.2Trustee Not Responsible for Recitals. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee does not assume any responsibility for the correctness thereof. The Trustee does not make any representation as to the validity or sufficiency of this Supplemental Indenture or the Notes.
3.3Ratification and Incorporation of Original Indenture. As supplemented hereby, the Indenture is in all respects ratified and confirmed, and the Indenture and this Supplemental Indenture shall be read, taken and construed as one and the same instrument.
3.4Notices. All notices or other communications to the Guarantor shall be given as provided in Section 1.05 of the Indenture to the same address as the address specified for the Company.
3.5Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE INTERNAL LAWS OF THE STATE OF NEW YORK, AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY

JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SIXTH SUPPLEMENTAL INDENTURE, THE SENIOR NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.
3.6Separability. In case any one or more of the provisions contained in this Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Supplemental Indenture or of the Notes, but this Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.
3.7Executed in Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF, or by electronic signature (including those created or transmitted through a software platform or application), shall be deemed to be their original signatures for all purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Seventh Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized as of the date first above written.
ASPEN INSURANCE HOLDINGS LIMITED, as the issuer
By:    /s/ Carrie Rosorea
Name: Carrie Rosorea
Title: Chief Financial Officer

SOMPO INTERNATIONAL HOLDINGS LTD., as Guarantor
By:    /s/ Nicolas Burnet
Name: Nicolas Burnet
Title: Chief Financial Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS, not in its individual capacity but solely in its capacity as Trustee
By:    /s/ Mary Miselis
Name: Mary Miselis
Title: Vice President
By:    /s/ Carol Ng
Name: Carol Ng
Title: Vice President

[Signature Page to Supplemental Indenture]